UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2020 (MM/DD/YY) AND ENDING December 31, 2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AssetMark Brokerage, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 Grant Street - 10th Floor
(No. and Street)

Concord	CA	94520
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown 678-894-1959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Acell Audit & Compliance, PA
(Name – *if individual, state last, first, middle name*)

4806 West Gandy Blvd.	Tampa	FL	33611
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AssetMark Brokerage, LLC, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

GENGIE MAR SOLON DIAMOS NOTARY EXPIRES GEORGIA February 18, 2022 PUBLIC FORSYTH COUNTY

Notary Public

Signature

CFO & Financial Operations Principal

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETMARK
Wealth. Independence. Purpose.

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Financial Statements and Supplementary Information

December 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

1665 Grant Street, 10th Floor, Concord, CA 94520

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2020

TABLE OF CONTENTS

	Page(s)
Report of Independent Registered Public Accounting Firm	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-11
SUPPLEMENTARY INFORMATION TO FINANCIAL STATEMENTS	
Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Act of 1934	13
Schedule II – Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934	14
Schedule III – Information Relating to the Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Act of 1934	15
Report of Independent Registered Public Accounting Firm on the Company's Exemption Report	16
Exemption Report Requirement for Broker-Dealers under Rule 17a-5 of the Securities and Exchange Act of 1934	17

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Member of
AssetMark Brokerage, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of AssetMark Brokerage, LLC as of December 31, 2020, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of AssetMark Brokerage, LLC as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of AssetMark Brokerage, LLC's management. Our responsibility is to express an opinion on AssetMark Brokerage, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to AssetMark Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission and the Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3, ("the supplemental information") has been subjected to audit procedures performed in conjunction with the audit of AssetMark Brokerage, LLC's financial statements. The supplemental information is the responsibility of AssetMark Brokerage, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Accell Audit & Compliance, PA

We have served as AssetMark Brokerage, LLC's auditor since 2019.

Tampa, FL

February 26, 2021

3001 N. Rocky Point Dr. East, Suite 200 • Tampa, Florida 33607 • 813.367.3527

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Financial Condition

December 31, 2020

Assets		
Cash	$	294,044
Prepaid expenses		71,108
Deferred income tax asset		168
Income Tax Receivable		68,555
Total assets	**$**	**433,875**
Liabilities and Member's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	15,000
Due to affiliates		33,744
Total liabilities		**48,744**
Member's equity		
Member capital		100,000
Additional paid-in capital		70,740
Retained Earnings		214,391
Total member's equity		**385,131**
Total liabilities and member's equity	**$**	**433,875**

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Operations
For the year ended December 31, 2020

Revenues	
Marketing fees	$ 200,271
Total revenues	**200,271**
Expenses	
Compensation and benefits	199,219
Regulatory fees	132,517
Consulting	18,087
Professional fees	15,000
Communications	8,400
Rent and utilities	6,120
Other expenses	740
Total expenses	**380,083**
Loss before income taxes	(179,812)
Provision (benefit) for income taxes	(66,787)
Net loss	**$ (113,025)**

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Changes in Member's Equity
For the year ended December 31, 2020

	Member Capital	Additional paid-in capital	Retained Earnings	Total Member's Equity
Balance at December 31, 2019	$ 100,000	$ 70,740	$ 327,416	$ 498,156
Net Loss	-	-	(113,025)	(113,025)
Balance at December 31, 2020	$ 100,000	$ 70,740	$ 214,391	$ 385,131

See accompanying notes to the financial statements

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities:		
Net income	$	(113,025)
Adjustments to reconcile net income to net cash provided by operating activities:		
Prepaid expenses		7,728
Accounts receivables		24,554
Income tax receivable		(94,462)
Deferred tax payable		1,768
Due to Affliliates		(6,615)
Net cash provided by operating activities		(180,052)
Net change in cash		**(180,052)**
Cash at beginning of year		474,096
Cash at end of year	**$**	**294,044**

See accompanying notes to financial statements.

Notes to Financial Statements

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

(1) Organization and Nature of Business

AssetMark Brokerage, LLC ("the Company") was formed on September 25, 2013 and is a SEC registered broker-dealer and was approved as a Member of the Financial Industry Regulatory Authority ("FINRA") on August 8, 2014. The Company is affiliated by reason of common ownership with several entities that, with the Company, are engaged in the distribution and marketing of redeemable securities as defined in Section 2(a)(32) of the Investment Company Act of 1940 and of interests or participations in an insurance company separate account, whether or not the interests or participations are registered as an investment company under the Act.

At the beginning of the year ended December 31, 2019, the Company's parent company, AssetMark Financial Holdings, Inc. ("AHI") was wholly owned by AssetMark Holdings LLC, a Delaware-based entity that was wholly owned by Huatai International Finance Limited, a subsidiary of Huatai Securities ("HTSC"). On July 17, 2019, immediately following the pricing of its initial public offering (the "IPO"), AssetMark Holdings liquidated and dissolved and distributed shares of its common stock. Upon such liquidation and dissolution, AHI ceased to be a wholly owned subsidiary of AssetMark Holdings. At December 31, 2020, 70.2% of AHI is owned by Huatai International Investment Holdings Limited, a subsidiary of HTSC. The Company has significant transactions with its affiliates.

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash

Cash includes $294,044 held in a checking account. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's ("FDIC") insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) Revenue Recognition

The Company primarily derives revenues from fees assessed against Altegris Advisors, L.L.C.'s ("Altegris") assets under management for various marketing services the Company provides to Altegris. The fee arrangements are based on a

percentage applied to Altegris' assets under management. The performance obligation is satisfied over time because Altegris is receiving and consuming the benefits as they are provided by the Company. Fees are received monthly and are recognized as revenue at the time the services are provided in the period. Fees related to assets under management increase or decrease based on values of existing accounts managed by Altegris. The values are affected by inflows or outflows of Altegris' funds and market fluctuations.

The revenue is included in the accompanying statement of operations and for the year ended December 31, 2020, the Company earned a total of $200,271 in fees for services provided to Altegris, which is a Registered Investment Advisor. Altegris represented 100% of the Company's revenue for the year ended December 31, 2020.

The Company provided and continues to provide Altegris, and its affiliates, a variety of marketing-related services that include access to AssetMark, Inc. ("AMI"), the Company's affiliated RIA firm's portfolio platform which is offered to independent investment advisors, which in turn, may offer AssetMark and Altegris investment products to their advisory clients.

(d) ***Income Taxes***

The Company is a single member limited liability company which elected to be treated as an association taxable as a corporation effective January 1, 2015 and is included in the consolidated federal income tax return and the combined/unitary state income tax returns of its parent company, AssetMark Financial, Inc. ("AFI").

The Company is subject to a tax sharing agreement, which allocates taxes on a separate company basis, but provides benefit for current utilization of losses and credits, only to the extent utilized by the consolidated group. Intercompany balances are settled at least annually.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the gross deferred income tax asset can be supported by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences.

An enterprise is required to recognize, in its financial statements, the impact of any uncertain tax position by determining if the weight of available evidence indicates it is more likely than not, based on the technical merits, that the position will be sustained on audit upon examination by an applicable taxing authority.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the financial statements.

The Company recognizes accrued interest and penalties, as appropriate, related to unrecognized income tax benefits in income tax expense. The Company recognized no interest or penalties in 2020 and had no accrued interest at December 31, 2020.

Management monitors proposed and issued tax laws, regulations and cases to determine the potential impact to uncertain income tax positions. At December 31, 2020, management had not identified any potential subsequent events that would have a material impact on unrecognized income tax benefits within the next twelve months.

(3) Income Taxes

The components of income tax (benefit) expense for the year ended December 31, 2020 are presented below:

	Year ended December 31, 2020
Current federal income taxes	$ (69,355)
Deferred federal income taxes	1,768
Total federal income taxes	(67,587)
Current state income taxes	800
Deferred state income taxes	-
Total state income taxes	800
Total provision (benefit) for income taxes	**$ (66,787)**

The table below reconciles the statutory federal income tax expense and rate to the effective income tax expense and rate for the year ended December 31, 2020:

	Amount	Percentage of pre-tax income
Statutory U.S. federal income tax (benefit)	$ (40,911)	21.00%
State tax (benefit), net of federal deduction	(13,248)	6.80%
Net Operating Loss Carryback	(26,518)	13.61%
Valuation Allowance	13,880	-7.12%
Other	10	-0.01%
Total provision (benefit) for income taxes	**$ (66,787)**	**34.28%**

The components of the net deferred income tax asset were as follows as of December 31, 2020:

	Year ended December 31, 2020
Assets:	
State and Local Income Taxes	$ 168
Net Operating Loss	13,880
Total Deferred Tax Assets	14,048
Valuation Allowance	(13,880)
Net Deferred Tax Assets	**$ 168**

In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred taxes is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. The Company considers projected future taxable income and tax planning strategies in making this assessment. During 2020, the Company evaluated the realizability of its net deferred tax assets based on available positive and negative evidence. Management has determined that it is not more likely than not that the gross deferred income tax asset can be supported by expected future taxable income and has established a valuation allowance against its deferred tax asset related to net operating losses. As of December 31, 2020 the Company did not have any unrecognized tax benefits. The Company is included in the consolidated federal income tax return and the combined/unitary state income tax returns of AssetMark Financial Holdings, Inc. With few exceptions, this tax filing group is no longer subject to U.S. federal and state tax examinations for years through 2015.

(4) Related Party Transactions

(a) Expense Sharing Arrangement

The Company entered into an Expense Sharing Agreement dated March 21, 2014 and amended on June 4, 2018 with AMI which is a Registered Investment Advisor affiliate under direct common control and ownership. Under the amended agreement, AMI agrees to pay various expenses attributable to the Company such as rent and certain personnel, general, and administrative expenses. These expenses are reimbursed by the Company pursuant to the agreement and are included in the accompanying statement of operations. The amount reimbursed is calculated based on usage factors such as square feet for rent and overhead, and percent of time devoted to broker-dealer operations for personnel costs.

For the year ended December 31, 2020, AMI incurred expenses under this agreement totaling $201,372 for the benefit of the Company. As of December 31, 2020, the Company had a payable balance of $16,781 due to AMI related to this agreement.

(b) Payable to Officer

The Company entered into an independent contractor agreement in August 2014 with B/D Solutions, Inc. ("B/D Solutions") which is a consulting firm owned by an officer of the Company. B/D Solutions provides the Company with brokerage accounting services necessary to comply with the Financial Responsibility Rules and regulations issued by the SEC and FINRA. For the year ended December 31, 2020, the Company incurred expenses totaling $18,087 for services provided by B/D Solutions and reimbursable expenses. As of December 31, 2020, no payable balance was due to B/D Solutions.

(c) Income Taxes

The Company is subject to a tax sharing agreement with its parent company. See Note 2 (d) for additional information. As of December 31, 2020, the Company had a payable balance of $16,089 due to AFI related to income taxes.

(5) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined.

As of December 31, 2020, the Company had regulatory net capital of $244,500 which was $239,500 in excess of the required minimum net capital of $5,000.

The Company is exempt from the SEC Customer Protection Rule (Rule 15c3-3) under subparagraph (k)(1) which exempts from the Rule broker's or dealer's whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

The Company is subject to certain limitations set forth in SEC Rule 15c3-1(e) relating to the withdrawal of equity capital. Pursuant to the rule, no equity capital of the broker-dealer may be withdrawn by the member, or through the payment of distributions, if such withdrawal would cause the Company within 180 days of the withdrawal, to have a significant negative impact on the Company's required minimum net capital or would cause the Company to violate any provision of the applicable SEC Financial Responsibility Rules.

(6) Commitments and Contingencies

The Company is a registered broker-dealer and, as such, is subject to the continual scrutiny of those who regulate its industry, including FINRA, the United States SEC, and the various securities commissions of the states and jurisdictions in which it operates. As part of the regulatory process, the Company is subject to routine examinations, the purpose of which is to determine the Company's compliance with rules and regulations promulgated by the examining regulatory authority. It is not uncommon for the regulators to assert, upon completion of an examination, that the Company has violated certain of these rules and regulations. Where possible, the Company endeavors to correct such asserted violations. In certain circumstances and depending on the nature and extent of the violations, the Company may be subject to disciplinary action, including fines.

The COVID-19 pandemic continues to rapidly evolve and has adversely impacted global commercial activities. Management expects COVID-19 related changes in market and investor behaviors to continue to impact our marketing fees. However, given the uncertainty around the duration and extent of the COVID-19 pandemic, management cannot predict the impact on the Company's results of operations, financial condition or liquidity in the subsequent periods.

Estimates and assumptions about future events and their effects on the Company cannot be determined with certainty and therefore require the exercise of judgment. The Company is not aware of any specific events or circumstances that would require the Company to update its estimates, assumptions and judgments or revise the carrying value of its assets or liabilities. The Company will update the estimates and assumptions underlying the financial statements in future periods as events and circumstances develop.

(7) Subsequent Events

The Company has evaluated and noted no material subsequent events and transactions that required recognition or disclosure in these financial statements through February 26, 2021, the date which financial statements were issued.

SUPPLEMENTARY INFORMATION

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
December 31, 2020

Computation of net capital:		
Total member's equity qualified for net capital	$	385,131
Deductions and/or charges:		
Prepaid expenses		(71,108)
Income Tax Receivable		(68,555)
Deferred income tax asset		(168)
Current state income taxes		(800)
Total non-allowable assets		(140,631)
Net capital before haircuts on securities positions (tentative net capital)		244,500
Haircuts on securities positions		-
Net capital	**$**	**244,500**

Computation of net capital requirement:		
Minimum required capital, the greater of:		
Net capital standard of $5,000 or	$	5,000
Aggregate indebtedness standard of 6 2/3% of aggregate indebtedness ($48,744))		3,250
Minimum net capital requirement		**5,000**
Excess net capital	**$**	**239,500**
Aggregate indebtedness	$	48,744
Ratio of aggregate indebtedness to net capital (must not exceed 15-to-1)		0.20-to-1

Note: There are no material differences between the above net capital computation and corresponding computation included in the Company's unaudited Form X-17A-5 Part IIA FOCUS Report filing as of December 31, 2020.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Officers and Member of
AssetMark Brokerage, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for SEC Rule 15c3-3 for fiscal year 2020, in which (1) AssetMark Brokerage, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provision"), and (2) AssetMark Brokerage, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Accell Audit & Compliance, PA

Tampa, Florida
February 26, 2021

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

EXEMPTION REPORT REQUIREMENT FOR BROKER-DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

To the best knowledge and belief of AssetMark Brokerage, LLC:

The Company claimed the (k)(1) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(1) exemption provision from Rule 15c3-3, without exception, for the year ended December 31, 2020.

Michael O. Brown
Financial and Operations Principal